October 13, 2020

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Sherry Haywood, Esq.

Re:	The Peck Company Holdings, Inc.
Registration Statement on Form S-4 (File No. 333-249183)

Dear Ms. Haywood:

This letter is sent on behalf of The Peck Company Holdings, Inc. (the “Company”) in connection with the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) by the Company pursuant to the Securities Act of 1933, as amended (the “Securities Act”). Pursuant to Rule 461 promulgated under the Securities Act, the Company hereby requests that the effective date of the Registration Statement be accelerated to 4:00 p.m., Eastern Daylight Time, on October 14, 2020, or as soon thereafter as practicable.

The Company hereby acknowledges that:

should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact H. Kenneth Merritt, Jr, of Merritt & Merritt at (802) 658-7830 with any questions you may have concerning this request. In addition, please notify Mr. Merritt when the request for acceleration has been granted.

Sincerely,

THE PECK COMPANY HOLDINGS, INC.

By: /s/ Jeffrey Peck
Name: Jeffrey Peck
Title: President and CEO

cc: H. Kenneth Merritt, Jr, Esq., Merritt & Merritt